Exhibit 99.1

YY Group Holdings Limited (NASDAQ: YYGH) (the Company) Written resolutions of the directors

We are all of the directors of the Company.

We confirm and note the matters, and resolve to pass the resolutions, set out below pursuant to article 8.14 of the Company’s articles of association (the Articles).

1.	Interests

Each director:

(a)	confirms that the director has declared any interest (whether direct or indirect) in relation to the matters referred to below which the director is required to disclose under the Articles or the BVI Business Companies Act (Revised Edition) 2020; and

(b)	notes that, under the Articles, a director who is interested in a transaction into which the Company proposes to enter is entitled to vote in respect of that transaction if the director has declared that interest to each other director.

2.	Emoluments of Directors

(a)	Each director notes that:

(a)	the Company’s Articles provide that the board of the Company is authorised to, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company

(b)	Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Ms. Zhang Fan for the role of Business Development Director. The agreement provides for an annual base salary of US$180,000.

(c)	Effective as of May 29, 2023, YY Group Holding Limited entered into an Employment Agreement with Mr. Fu Xiaowei for the role of Chief Executive Officer and Executive Director. The agreement provides for an annual base salary of US$240,000.

(d)	in accordance with section 8.14 of Company’s Articles, it is now proposed that the Company shall approve and authorize the payment of the following one-time performance bonuses for services rendered during the year 2025 (collectively, the “2025 Performance Bonuses”):

(1)	a one-time performance bonus to Ms. Zhang Fan, in her capacity as Business Development Director, in the amount of US$200,000, which may be paid either in cash or in the form of an equivalent value of the Company’s Class A ordinary shares; and

(2)	a one-time performance bonus to Mr. Fu Xiaowei, in his capacity as Chief Executive Officer and Executive Director, in the amount of US$300,000, which may be paid either in cash or in the form of an equivalent value of the Company’s Class A ordinary shares.

3.	Corporate benefit

Each director confirms that, after considering the 2025 Performance Bonuses (as a whole), the director believes that it is:

(a)	in the best interests of the Company; and

(b)	for a proper purpose of the Company,

for the Company to approve and implement the 2025 Performance Bonuses, and the transactions contemplated by each of them.

4.	Authorisations

Each director resolves that:

(a)	the 2025 Performance Bonuses are approved and any Authorised Person (defined below) is authorised to prepare, approve, execute (under hand or seal), give and/or deliver on behalf of the Company any other document of any nature (each, an Additional Document), including, without limitation, any:

(a)	notice, certificate, instruction, waiver or release;

(b)	fee letter or engagement letter;

(c)	letter of appointment for any agent (including any process agent), power of attorney or document which contains an appointment of an agent or a power of attorney; and

(d)	document which supplements or amends (whether or not in any material way) any relevant document after that document has been executed,

that Authorised Person considers, and in any form that Authorised Person considers, to be necessary or desirable in connection with the 2025 Performance Bonuses and any transaction contemplated by the 2025 Performance Bonuses;

(b)	Delegation: any Authorised Person is authorised to delegate in writing (by power of attorney, email or otherwise) any of the powers conferred on that Authorised Person by these resolutions to any person(s) and on any terms that Authorised Person thinks fit;

(c)	Further actions: any Authorised Person is authorised to do (or cause to be done) all other acts and things that Authorised Person considers to be necessary or desirable in connection with the matters noted in these resolutions;

(d)	Ratification: any action taken by any attorney, director, officer, employee or agent of the Company in connection with the matters noted in these resolutions, prior to these resolutions being passed is approved, ratified and confirmed in all respects as an act of the Company; and

(e)	Counterparts: these resolutions may be signed in counterparts and if the counterparts bear different dates these resolutions will take effect on the latest date on any counterpart; and

(f)	Interpretation: for the purposes of these resolutions:

(a)	Authorised Person means any director (including any alternate director);

(b)	corporate services provider means any person who maintains the Company’s register of shareholders, register of directors or register of charges on behalf of it, including (without limitation) the Company’s Nasdaq transfer agent; and

(c)	each Authorised Person may exercise, or refrain from exercising, any right, power or discretion conferred on that Authorised Person by these resolutions in that Authorised Person’s sole and absolute discretion.

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Signatures

Fu Xiaowei, Chairman of the Board of Directors and Chief Executive Officer	Zhang Fan, Business Development Director and Executive Director

Date:	Date:

Chan Yong Xian, Director	Lim Kai Ching, Director

Date:	Date:

Ngoh York Chao Nicholas, Director

Date: